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                              September 16, 2020

       David H. Mack, Ph.D.
       President and Chief Executive Officer
       PMV Pharmaceuticals, Inc.
       8 Clarke Drive, Suite 3
       Cranbury, NJ 08512

                                                        Re: PMV
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 4,
2020
                                                            File No. 333-248627

       Dear Dr. Mack:

               We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note your response to prior comment 2 that you have revised your disclosure on page
                                                        2 to disclose that the
FDA will require post-approval trials to confirm clinical benefit.
                                                        However, we note that
you also refer to a pivotal Phase 1/2 trial on page 1, stating that the
                                                        FDA "could" ask for
additional trials. Please delete the last two sentences on page 1, as you already have a
discussion about your belief of a potential pivotal trial on page 2. In addition, to the extent
true, please also add on page 2 that you have not had any
                                                        discussions with the
FDA regarding the trial being a pivotal trial.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 David H. Mack, Ph.D.
PMV Pharmaceuticals, Inc.
September 16, 2020
Page 2

action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Ameen Hamady at 202-551-3891 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Dorrie Yale at 202-551-8776 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid H. Mack, Ph.D.
                                                           Division of
Corporation Finance
Comapany NamePMV Pharmaceuticals, Inc.
                                                           Office of Life
Sciences
September 16, 2020 Page 2
cc:       Megan J. Baier, Esq.
FirstName LastName